Exhibit 4.37

Amendment dated February 16, 2009 to Letter Agreements, dated April 30, 2008, between First
International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.

(English Summary of Documents in Hebrew)

Date:	February 16, 2009

Parties:	First International Bank of Israel

Borrower:	AudioCodes Ltd.

Financial Covenants:

In relation to the following covenant:

Operating income (US GAAP):

-	At least $3 million for each consecutive four fiscal quarters, commencing December 31, 2008.

The parties agreed that until December 31, 2009 expenses due to impairment of intangible assets shall not be taken into account as part of the calculation of the operating income.